December 21, 2009

VIA EDGAR CORRESPONDENCE
US Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Re:      American Pension Investors Trust
File Nos. 811-04262 and 002-96538
Definitive Proxy Statement

Ladies and Gentlemen:

On behalf of American Pension Investors Trust (the “Trust”), transmitted herewith for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) is Registrant's Definitive Proxy Statement which will be used in connection with a special meeting of the shareholders of the Class A Shares of the API Efficient Frontier Income Fund (the “Fund”), a separate series of the Trust, to be held on Friday, January 22, 2010 (the “Special Meeting”).  This Definitive Proxy Statement consists of a notice of meeting, the proxy statement and form of proxy.  This information, including the Proxy Statement, will be mailed to the Trust’s shareholders on or about December 22, 2009.

The sole matter to be considered at the Special Meeting will be the approval of a new Plan of Distribution Pursuant to Rule 12b-1 (the “12b-1 Plan”) by the Fund's shareholders.  The Trust's Board approved the implementation of the 12b-1 Plan at its October 14, 2009 Regular Quarterly Meeting and has recommended that the Fund's shareholders approve the 12b-1 Plan.

This Definitive Proxy Statement contains revisions as recommended by staff of the Securities and Exchange Commission (the “Commission”).  Specifically:

1.	The word “Ballot” has been changed to “Proxy” on the form of Proxy.

2.	Additional disclosure has been added to the discussion of the effect of “broker non-votes” and their effect on the meeting.

3.	Additional disclosure has been added clarifying the effect of broker “non-votes” on adjournments.

4.	The title of Proposal 1 has been modified so that it does not appear in ALL CAPS.

5.	Information has been provided concerning how shareholders may obtain a copy of the Fund's SAI.

6.
The fee table contained in the section of the proxy statement titled “The Fund's Current Expense Structure” has been corrected to include the category “Acquired Fund (Underlying Fund) Fees and Expenses”, along with appropriate footnote disclosure.

7-12.
Additional disclosure has been added discussing the proposed Expense Limitation and Recapture Agreement.  The discussion has been given its own section, which appears directly below the discussion of the new proposed 12b-1 Plan.  As requested by staff, disclosure was added to make clear that the “Net total Annual Fund Operating Expense” limitation of 1.75% does not include the indirect expenses of “Acquired Funds”, so the actual Gross Total Annual Fund operating Expenses that appear in the Fund's expense table might well exceed the 1.75% limitation.  Additionally, disclosure has been added to make clear that the Agreement may only be terminated by the Board of Trustees, and the Agreement itself has been modified to include that change.  Lastly, disclosure has been added discussing the net effect to the Fund of the additional expense of the 12b-1 Fee and the wash effect of the Adviser's obligation to hold direct fund expenses totals to 1.75%.

13.
A final paragraph at the end of the section titled "Financial Effect on the Fund has been added discussing the reasons why the Adviser believes the implementation of the new 12b-1 Plan will benefit the Fund.

14.
The last paragraph of the section titled "Board Considerations" has been changed to read, "If the Fund’s shareholders do not approve this Proposal, the Trust will consider whether other other alternatives are available to the Fund that may assist the Fund to increase subscriptions of Fund shares.  The Trustees are unaware of any viable alternative at this time. "

15.
A new final paragraph has been added to the section titled "Proposals of Shareholders" to inform the shareholders that the Trust has net received notice of any shareholder proposal and is not aware of any pending shareholder proposal as of the date of the proxy statement.

16.	The title of the Expense Limitation Agreement has been changed to "Expense Limitation and Recapture Agreement.

17.	"Total Net Annual Fund Operating Expenses" have been defined in the Expense Limitation and Recapture Agreement.

18.	As noted, paragraph 3 of the Expense Limitation and Recapture Agreement has been corrected to show an expense limit of 1.75% instead of 1.40%.

19.
As requested, paragraph 5 of the Expense Limitation Agreement has been modified so that it may be terminated only by the Board of Trustees at any time, it may not be terminated by the Adviser, and in the event of termination, the Adviser shall have no claim to recoup outstanding but unrecovered expense supports.

20.	As noted by staff, the title bar in Schedule 1 to the Expense limitation Agreement has been corrected to insert the title, "Total Net Annual Fund Operating Expense Ratio".

With respect to the Trust's filing of its Definitive Proxy in this matter, we make, on behalf of the Trust, the following representations to the Commission:

*
the actions and comments of the Commission or the staff, acting pursuant to delegated authority, with respect to this filing, do not foreclose the Commission from taking any action with respect to the filing; and

*
the actions and comments of the Commission or the staff, acting pursuant to delegated authority, with respect to this filng, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions or comments regarding the foregoing to me at (866) 862-1719.  Thank you for your consideration.

Sincerely,

/s/  David D. Jones
DAVID D. JONES, Esq.